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                                                       Exhibit A





April 26, 1994


FOR IMMEDIATE RELEASE


Protective Life Corporation (NYSE: PL) announced record first quarter results today. The Company's operating income, which excludes realized investment gains, was $1.09 per share in the 1994 first quarter, a 27% increase over the $.86 per share last year. Consolidated net income for the first quarter of 1994 was $16.6 million or $1.21 per share, a 39% increase over the $11.9 million or $.87 per share reported for the 1993 first quarter.

At March 31, 1994, the Company's assets were $5.3 billion, and stockholders' equity per share was $24.46 (excluding $1.19 of unrealized investment losses resulting from marking the Company's securities to their market values). The Company's operating return on average equity for the twelve months ending March 31, 1994 was 18.4%.


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